UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42013

Super x Ai Techonology Limited

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

The press release titled “SuperX Launches New All-in-One Multi-Model Server Series, Redefining Enterprise AI Productivity” dated August 7, 2025, is furnished as Exhibit 99.1 to this current report on Form 6-K and is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 7, 2025 - SuperX Launches New All-in-One Multi-Model Server Series, Redefining Enterprise AI Productivity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: August 7, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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